UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-40876

IHS Holding Limited

(Translation of registrant’s name into English)

1 Cathedral Piazza

123 Victoria Street

London SW1E 5BP

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Change of Director

Effective April 29, 2026, IHS Holding Limited (the “Company”) appointed William Saad as a director of the Company’s Board of Directors (the “Board”).  Mr. Saad will serve as an executive director. Mr. Saad is one of the Company’s co-founders and currently serves as its Executive Vice President and Group Chief Operating Officer.

Mr. Saad succeeds Mr. Bashir El-Rufai, who resigned as member of the Board effective April 29, 2026. Mr El-Rufai’s resignation was not the result of any dispute or disagreement with the Company on any matter relating to its operations, policies or practices. The Company thanks Mr. El-Rufai for his service and contributions during his tenure on the Board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IHS Holding Limited

Date: April 30, 2026	By:	/s/ Steve Howden
Steve Howden
Executive Vice President and Chief Financial Officer